      As filed with the Securities and Exchange Commission on July 30, 1998

                                                    Registration No. 333 - _____

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM S-3
                             REGISTRATION STATEMENT
                                     Under
                           The Securities Act of 1933

                               HANDLEMAN COMPANY
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

              MICHIGAN                                  5099                              38-1242806
  (State or other jurisdiction               (Primary standard industrial               (I.R.S. Employer
  of incorporation or organization)           classification code number)              Identification No.)

         500 KIRTS BOULEVARD, TROY, MICHIGAN 48084-5299, (248)362-4400
              (Address, including zip code, and telephone number,
       including area code, of Registrant's principal executive offices)

                           STEPHEN STROME, PRESIDENT
                               HANDLEMAN COMPANY
          500 KIRTS BOULEVARD, TROY, MICHIGAN 48084-5299, (248)362-4400
   (Name, address, including zip code, and telephone number, including area code, of agent for service for Registrant)
                                   Copies to:

                              DONALD J. KuNZ, ESQ.
                       HONIGMAN MILLER SCHWARTZ and COHN
                          2290 FIRST NATIONAL BUILDING
                            DETROIT, MICHIGAN 48226
                                 (313) 465-7454

         APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.

         If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [_]

         If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

         If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.[_]______

         If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]______

         If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]______

                         CALCULATION OF REGISTRATION FEE

--------------------------------------------------------------------------------------------------------------
                                                             Proposed           Proposed
                                        Number of            Maximum            Maximum
                                        Shares to          Offering Price       Aggregate        Amount of
Title of Each Class of Securities          be                 Per               Offering       Registration
        to be Registered                Registered           Share               Price             Fee
--------------------------------------------------------------------------------------------------------------
Common Stock, $.01 par value            963,904            $9.6875(1)           $9,337,820       $2,755
--------------------------------------------------------------------------------------------------------------

      (1) Estimated solely for the purpose of determining the registration fee. In accordance with Rule 457(c) under the Securities Act of 1933, the above calculation is based on the average of the high and low sale prices reported by the New York Stock Exchange on July 24, 1998.

                  The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                               HANDLEMAN COMPANY
                                 963,904 SHARES
                                  COMMON STOCK


         The 963,904 shares of Common Stock offered hereby are being offered by the Selling Shareholders described in this Prospectus under "Selling Shareholders." Handleman Company (the "Company") will not receive any of the proceeds from the offering. The Common Stock is listed on the New York Stock Exchange under the symbol "HDL". On July 29, 1998, the last reported sale price for the Common Stock, as reported on the New York Stock Exchange was $9-5/16 per share.



                                ----------------


  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
       EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
                 COMMISSION OR ANY STATE SECURITIES COMMISSION
          PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
             REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

============================================================================================
                                                  Underwriting                  Proceeds to
                                                  Discounts and                   Selling
Securities Offered      Price to Public           Commissions                   Shareholders
--------------------------------------------------------------------------------------------
Common Stock            Market (1)                Customary (2)                 Net (3)(4)
============================================================================================

(1) The shares of Common Stock offered hereby may be sold from time to time by the Selling Shareholders, or by pledgees, donees, transferees or other successors in interest of the Selling Shareholders. Such sales may be made on the New York Stock Exchange, or otherwise, at prices and on terms then prevailing or at prices related to the then-current market prices, or in negotiated transactions at negotiated prices; therefore the price to the public cannot be determined at this time.

(2) The shares may be sold by one or a combination of the following: (a) a block trade in which the broker or dealer so engaged will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction; (b) purchases by a broker or dealer as principal and resale by such broker or dealer for its account pursuant to this Prospectus; and (c) ordinary brokerage transactions and transactions in which the broker solicits purchasers. Brokers or dealers will receive commissions or discounts from the Selling Shareholders in amounts to be negotiated immediately prior to the sale. The amount of any such commissions or discounts, which will be paid by the Selling Shareholders, cannot be determined at this time.

(3) These securities are offered on behalf of Selling Shareholders and, therefore, no proceeds from the offering of such securities will be paid to the Company.

(4) All proceeds are before deduction of the total expenses of this offering, including legal, accounting, and printing expenses, which are estimated to be approximately $30,000 and will be borne by the Company.

                 The date of this Prospectus is July __, 1998.

    NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFERING DESCRIBED HEREIN AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY SELLING SHAREHOLDER. THE DELIVERY OF THIS PROSPECTUS AT ANY TIME DOES NOT IMPLY THAT THE INFORMATION HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF OR THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITY OTHER THAN THE SHARES OF COMMON STOCK TO WHICH IT RELATES, OR AN OFFER OR SOLICITATION TO ANY PERSON IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION WOULD BE UNLAWFUL, OR TO ANY PERSON TO WHOM IT IS UNLAWFUL.

                             AVAILABLE INFORMATION

    The Company is subject to the informational requirements of the Securities Exchange Act of 1934 (the "Exchange Act") and in accordance therewith files reports and other information with the Securities and Exchange Commission (the "Commission") relating to its business, financial position, results of operations and other matters. Such reports and other information can be inspected and copied at the Public Reference Section maintained by the Commission at Room 1024 Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and its Regional Offices located at Citicorp Center, 500 West Madison Street, 14th Floor, Suite 1400, Chicago, Illinois 60661, and 7 World Trade Center, 13th Floor, Suite 1300, New York, New York 10048. Copies of such material can also be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. Such material may also be accessed electronically by means of the Commission's home page on the Internet at http://www.sec.gov.

    The Company has filed with the Commission in Washington, D.C., a Registration Statement on Form S-3 under the Securities Act of 1933 (the "Securities Act") with respect to the securities offered hereby. As permitted by the rules and regulations of the Commission, this Prospectus omits certain information contained in the Registration Statement. For further information with respect to the Company and the securities offered hereby, reference is hereby made to the Registration Statement and to the exhibits and schedules filed therewith. Statements contained in this Prospectus regarding the contents of any documents filed with, or incorporated by reference in, the Registration Statement as exhibits are not necessarily complete, and each such statement is qualified in all respects by reference to the copy of the applicable documents filed with the Commission. The Registration Statement, including the exhibits and schedules thereto, may be inspected at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and copies of all or any part thereof may be obtained from such office upon payment of the prescribed fees.


                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

    The following documents heretofore filed by the Company with the Commission (File No. 1-7923) pursuant to the Exchange Act are incorporated by reference in this Prospectus:

         (1) The description of the Registrant's Common Stock included as paragraph 2 on page 12 of the Registrant's Prospectus dated November 6, 1969, under the caption "Description of Capital Stock," filed with the Commission pursuant to the Securities Act, as part of its Registration Statement on Form S-7, as amended by Amendment No. 1 to Form S-7 (Registration No. 2-35029), effective November 6, 1969; and

         (2)   Annual Report on Form 10-K for the fiscal year ended May 2,
               1998.

         All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of this offering shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of filing such documents. Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein, or in any subsequently filed document which also is or is deemed to be incorporated by reference herein, modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus. Copies of the documents incorporated herein by reference (excluding exhibits unless such exhibits are specifically incorporated by reference into such documents) may be obtained upon written or oral request without charge by persons, including beneficial owners, to whom this Prospectus is delivered. Requests should be made to Investor Relations, Handleman Company, 500 Kirts Boulevard, Troy, Michigan 48084-5299, (248) 362-4400.


                                  THE COMPANY


         Handleman Company ("Handleman" or the "Company") is engaged in the sale and distribution of music, video, book and personal computer software products primarily to mass merchants throughout the United States, Canada, Mexico, Argentina and Brazil. The operations of the Company are divided into three operating units: Handleman Entertainment Resources ("H.E.R."), North Coast Entertainment ("NCE") and Handleman International ("International"). The Company's H.E.R. and International operating units provide additional services as a category manager (rackjobber) to their accounts. The Company's H.E.R. division provides such products and services in the United States, while the International division provides such services in Canada, Mexico, Argentina and Brazil. NCE is in the business of acquiring or licensing video, music and software products, giving it exclusive rights to manufacture and distribute such products. The Company is the successor to a proprietorship formed in 1934, and to a partnership formed in 1937. Its principal offices are located at 500 Kirts Blvd., Troy, Michigan. Its telephone number is (248) 362-4400.

Recent Developments

         On June 2, 1998, Handleman's Board of Directors approved a comprehensive strategic repositioning program designed to focus on the Company's core music distribution business and product line. The repositioning program has four major components:

- Exiting the domestic video, book and software distribution and service operations.

-        Sale of NCE's Sofsource software publishing subsidiary.

- Significant reduction of the number of customers serviced in the music business.

- Repurchase in the open market of up to $70 million of the outstanding common stock of the Company over 18 months. This repurchase program is subject to the realization of cash from asset sales and reduced working capital needs, as well as renegotiation of existing credit facilities.

         During the first quarter of fiscal 1999, the Company sold its book distribution business and Sofsource, its software publishing subsidiary. The book distribution business was sold at approximately net book value and the Sofsource sale will general a pre-tax gain in excess of $30 million. In addition to the businesses being exited, the Company is reviewing its operations in Argentina, Brazil and Mexico to determine how best to maximize shareholder value from these entities.

         This repositioning program is expected to result in a reduction of 900-1,000 positions (approximately 30% of the Company's total workforce). This reduction will occur predominantly in the H.E.R. division and the Troy corporate headquarters. Handleman will operate NCE as a holding company.

General

         The Company's major business activity is to act as a link between manufacturers of home entertainment software products and mass merchant chain stores. Customers purchase from Handleman due to the value-added benefits the Company adds to the basic product, and due to the benefit of only dealing with one vendor for each product line. Manufacturers utilize the Company's services to avoid the necessity of distributing to thousands of individual stores throughout a vast geographic range.

         Handleman Entertainment Resources and Handleman International

         The following discussion pertains to the category management (rackjobbing) activities of the H.E.R. and International divisions, which together comprise approximately 90% of the Company's sales.

Vendors

         An important reason customers utilize H.E.R.'s and International's services is due to the multitude of manufacturers and suppliers offering products for sale, the complexity of programs offered by those vendors, the "hits" nature of the business, and the high risk of inventory obsolescence.

         The Company must anticipate consumer demand for individual titles. In order to maximize sales, the Company must be able to immediately react to "breakout" titles, while simultaneously minimizing inventory exposure for artists or titles which do not sell. In addition, because the Company distributes throughout vast geographic regions (U.S., Canada, Mexico, Argentina and Brazil) it must adapt selections it offers to local tastes. This is accomplished via a coordination of national and local purchasing responsibility, both monitored by inventory control programs.

         The Company purchases from many different vendors. The volume of purchases from individual vendors fluctuates from year-to-year based upon the salability of selections being offered by such vendors. Though within each product line a small number of major, financially sound vendors account for a high percentage of purchases, product must be selected from a variety of additional vendors in order to maintain an adequate selection for consumers. The Company must closely monitor its inventory exposure and accounts payable balances with smaller vendors which may not have the financial resources to honor their return commitments.

         Since the public's taste for the products the Company supplies is broad and varied, Handleman is required to maintain sufficient inventories to satisfy diverse tastes. The Company minimizes the effect of obsolescence through planned purchasing methods and computerized inventory controls. Since substantially all vendors from which the Company purchases product offer some level of return allowances and price protection, the Company's exposure to markdown risk is limited unless vendors are unable to fulfill their return obligations or non-saleable product purchases exceed vendor return limitations. Vendors offer a variety of return programs, ranging from 100% returns to zero return allowance. Other vendors offer incentive and penalty arrangements to restrict returns. Accordingly, the Company may possess in its inventories non-saleable product that can only be returned to vendors with cost penalties or may be non-returnable until the Company can comply with the provisions of the vendor's return policies.

         Handleman generally does not have distribution contracts with manufacturers or suppliers; consequently, its relationships with them may be discontinued at any time by such manufacturers or suppliers, or by Handleman.

Customers

         H.E.R.'s and International's customers utilize their services for a variety of reasons. Products must be selected from a multitude of vendors offering numerous titles, different formats (e.g., compact discs, cassettes) and different payment and return arrangements. As a result, customers avoid most of the risks inherent in product selection and the risk of inventory obsolescence.

         H.E.R. and International also offer their customers a variety of "value-added" services:

              STORE SERVICE: Sales representatives visit individual retail stores and meet with store management to discuss upcoming productions, special merchandising efforts, department changes, current programs, or breaking releases which will increase sales. They also monitor inventory levels, check merchandise displays and install point-of-purchase advertising materials.

              ADVERTISING: Handleman supplies point-of-purchase materials and assists customers in preparing radio, television and print advertisements.

              FIXTURING: Handleman provides specially designed fixtures that emphasize product visibility and accessibility.

              FREIGHT: Handleman coordinates delivery of product to each store.

              PRODUCT EXCHANGE: Handleman protects its continuing customers against product markdowns by offering the privilege of exchanging slower-selling product for newer product.

         The nature of the Company's business lends itself to computerized ordering, distribution and store inventory management techniques. The Company is able to tailor the inventories of individual stores to reflect the customer profile of each store and to adjust inventory levels, product mix and selections according to seasonal and current selling trends.

         The Company determines the selections to be offered in its customers' retail stores, and ships these selections to the stores from one of its distribution centers. Slow-selling items are removed from the stores by the Company and are recycled for redistribution or return to the manufacturers. Returns from customer stores occur for a variety of reasons, including new releases which did not achieve their expected sales potential, ad product to be returned after the ad has run, regularly scheduled realignment pick-ups and customer directed returns. The Company provides a reserve for the gross profit margin impact of estimated customer returns.

         During the fiscal year ended May 2, 1998 one customer, Kmart Corporation, accounted for approximately 33% of the Company's consolidated sales, while a second customer, Wal-Mart, accounted for approximately 32%. Handleman generally does not have contracts with its customers, and such relationships may be changed or discontinued at any time by the customers or Handleman; the discontinuance or a significant unfavorable change in the relationships with either of the two largest customers would have a materially adverse effect upon the Company's future sales and earnings.

                                   Operations

         The Company distributes products from facilities in the U.S., Canada, Mexico, Brazil and Argentina. Besides economies of scale and through-put considerations in determining the number of facilities it operates, the Company must also consider freight costs to and from customers' stores and the importance of timely delivery of new releases. Due to the nature of the home entertainment software business, display of new releases close to authorized "street dates" is an important driver of both retail sales and customer satisfaction.

         The Company also operates regional return centers in the United States and Canada as a means to expedite the processing of customer returns. In order to minimize inventory investment, customer returns must be sorted and identified for either redistribution or return to vendors as expeditiously as possible. An item returned from one store may be required for shipment to another store. Therefore, timely recycling prevents purchasing duplicate product for a store whose order could be filled from returns from other stores.

         During fiscal 1996, the Company opened its second high-technology automated distribution center ("ADC") in Indianapolis, Indiana. The Company had previously realigned its Western region by replacing certain distribution centers with its first ADC located in Sparks, Nevada. The Company has decided to consolidate the distribution and return processing activities currently at the Albany, Atlanta and Baltimore warehouses into the Company's ADC in Indianapolis, Indiana. This consolidation will be completed by the end of calendar 1998.

         Due to the opening of the two ADCs, the Company has been able to transfer the operations of 13 music/video/software shipping branches, 4 book shipping branches and 4 product return centers to the ADCs. Management expects that transitioning additional warehouse activities into the Company's two ADCs will further reduce operating costs and decrease inventory levels, while improving the Company's speed and reliability in supplying products to its customers.

         The Company also has installed a new proprietary inventory management system ("PRISM"). PRISM automates and integrates the functions of ordering product, receiving, warehousing, order fulfillment, ticket printing and perpetual inventory maintenance. PRISM also provides the basis to develop title specific billing to allow the Company to better serve its customers.

                           North Coast Entertainment

         NCE, a subsidiary of Handleman Company, includes the Company's proprietary product operations. NCE is the umbrella company for subsidiaries which acquire or develop master recordings, exclusive licensing and distribution agreements, and original productions. Such items are manufactured and then distributed to either rackjobbers, including H.E.R. and International, distributors or directly to retailers. NCE has operations in the United States and Canada, and to a lesser extent in Germany and the United Kingdom. In addition, NCE products are available in Mexico and South America. Most NCE products are categorized as budget, with many retailing for under $10. Products are designed to provide high margins to the retailer at prices that generate impulse sales.

         NCE, the proprietary products group of the Company, provides the following opportunities:

         - NCE enables the Company to take a more active, and more profitable, role in the production of home entertainment products. This enhances the Company's profit potential.

         - NCE provides the Company with a wide array of product development and licensing opportunities for music and video products. This enables the Company to offer a broader range of more profitable products to its customers.

         - NCE gives the company access to new distribution channels, new markets and new customers. For example, the Company can cross-sell music and video to new or existing customers through any NCE subsidiary sales organization.

         NCE is currently comprised of a group of enterprises operating under different names:

         - Anchor Bay Entertainment markets a wide selection of video titles ranging from children's programs such as Thomas the Tank Engine, Tots TV, family movies like Huckleberry Finn, the Mobil Masterpiece Theater line, a popular Collector's Edition Series, holiday titles, best-selling horror/sci-fi movies and original fitness videos. Anchor Bay's film library encompasses several thousand titles and includes such classics as David O. Selznick's "Duel in the Sun" and Alfred Hitchcock's "Rebecca," as well as modern thrillers such as George Romero's "Dawn of the Dead" and John Carpenter's "Halloween." Its fitness programs include the popular series Crunch and a brand new line of Paula Abdul dance theme exercise videos. Anchor Bay provides films on the digital video disk format, the fastest growing segment of the video market. Anchor Bay supplies products to rackjobbers, specialty stores, mass merchants and distributors, as well as via direct response and catalog channels.

         - Madacy Entertainment Group packages and markets music and video products. In addition, the company owns the masters to more than 2,000 classical recordings. Its diverse offerings include a wide selection of pop, classical, contemporary and dance titles. Madacy has created a special expertise in compilation albums and recently signed an agreement with Time Inc. to package, promote and distribute for retail sale a number of Time/Life's musical collections, previously only available through direct channels. As a value-added service, Madacy also supplies private label products to major retailers. Mediphon GmbH, a German-based subsidiary, distributes audio products throughout Germany and the rest of Europe.

         - Sellthrough Entertainment markets special holiday music and video products. While Sellthrough's business is focused primarily on its Christmas catalog, the company is expanding its sales to include Halloween and other holidays. In addition to H.E.R., its customers include mass merchants, drug stores, grocery stores and specialty stores.

         On May 18, 1998, NCE and The itsy bitsy Entertainment Company ("itsy bitsy") entered into an agreement for the purchase of shares of itsy bitsy. As a result, NCE owns a 75% share in itsy bitsy. Managerial and operating control of itsy bitsy will remain with its current management, who are retaining a meaningful minority interest in the company.

         itsy bitsy is an entertainment marketing firm with exclusive rights to a number of children's properties, including Teletubbies, Tots TV and Noddy. Under the terms of the agreement, itsy bitsy will establish a children's unit with responsibility for the acquisition, development and marketing of future children's entertainment properties and concepts for NCE.

         This transaction advances a long-standing relationship among NCE, its subsidiary Anchor Bay Entertainment, Inc., itsy bitsy and itsy bitsy management. Anchor Bay has worked with itsy bitsy or its management team on Tots TV, Teletubbies, and expansion of the video label for Thomas The Tank Engine. Anchor Bay continues to hold the video rights to Thomas The Tank Engine, Tots TV and other successful properties.

         The Company sold Sofsource, its software publishing subsidiary, to The Learning Company at a pre-tax gain in excess of $30 million. The transaction closed during the first quarter of fiscal 1999. Sofsource had been a profitable growth business within Handleman's NCE subsidiary. However, the software industry is going through significant consolidation. Sofsource is at a point where the resources necessary for growth are best provided by another investor that has the critical mass and commitment to focus on the industry.

         NCE's management will continue to focus its attention on growing the business through licensing and acquiring or producing new products, as well as via new markets, geographical growth, growth within the home entertainment and educational categories, and selective acquisitions and joint ventures.

                                  Competition

         Handleman is primarily a category manager (rackjobber) of music products. The business of the Company is highly competitive as to both price and alternative supply arrangements in all of its product lines. Besides competition among the Company's mass merchant customers, the Company's customers compete with alternative sources from which consumers could purchase the same product, such as (1) specialty retail outlets, (2) electronic specialty stores, (3) video rental outlets, and (4) record clubs. The Company competes directly for sales to its customers with (1) manufacturers which bypass wholesalers and sell directly to retailers, (2) independent distributors, and (3) other rackjobbers. In addition, some large mass merchants have "vertically integrated" so as to provide their own rackjobbing. Some of these companies, however, also purchase from independent rackjobbers. Also, new methods of in-home delivery of entertainment software products are being introduced.

         The Company believes that the distribution of home entertainment software will remain highly competitive. The Company believes that customer service and continual progress in operational efficiencies are the keys to growth and profitability in this competitive environment.

                                Industry Outlook

         Information regarding industry outlook by product line follows (all years cited herein are calendar years):

Music

         According to the Recording Industry Association of America, the U.S. music industry posted sales, at list price, of $12.2 billion in 1997, declining 2% from 1996. According to Veronis, Suhler & Associates ("Veronis"), an entertainment industry investment banker, the U.S. market is expected to grow at a 5.6% compound annual rate through 2001. According to Soundscan, mass merchant sales accounted for 27% of music sales in calendar 1997 compared to 24% in 1996.

         Compact discs ("CDs") accounted for over 83% of music industry net revenues in 1997. Despite the growing dominance of CDs, cassettes still remain a popular format. Industry-wide sales of cassettes, including cassette singles, still represent sales of over $1.6 billion. Car stereos and portable systems, two areas where CDs have had less impact, still rely principally on the cassette. The size, cost and convenience of cassettes are also important factors in the continuing market for this music format.

Video

         According to Videoscan, the U.S. sellthrough video industry experienced a decrease in unit sales for 1997. In 1997, approximately 267 million units were sold compared to 281 million units in 1996. Veronis projects industry video sales to grow at a 11.2% compound annual rate through 2001.

                                USE OF PROCEEDS

         The Company will not receive any of the proceeds from the sale of the Common Stock offered hereby by the Selling Shareholders.

                        DETERMINATION OF OFFERING PRICE

         The offering price of the securities offered hereby by Selling Shareholders may be based either on the market price of such securities on the New York Stock Exchange as it may exist from day to day during the offering period or may reflect a negotiated price.

                              SELLING SHAREHOLDERS

         The persons listed in the first column of the table below are the "Selling Shareholders." The Selling Shareholders are employees and consultants of The itsy bitsy Entertainment Company, Inc. a Delaware corporation ("itsy bitsy"). The Company acquired a majority interest in itsy bitsy for consideration including common stock and warrants to purchase common stock of the Company effective as of May 3, 1998.

         The following table shows for each Selling Shareholder, as of the date of this Prospectus, certain information with regard to beneficial ownership of Common Stock of the Company:


                                                                                               Amount and Percent
                                       Amount of Beneficial              Amount of                    of Beneficial
                                      Ownership of Common             Common Stock             Ownership of Common
                Name                  Stock Prior to Offering         Hereby Offered           Stock after Offering (1)
          --------------------        -----------------------         --------------           ------------------------

          Kenn Viselman                  689,913  (1)                     689,913                  0           0%
          Dean Koocher                    68,991  (2)                      68,991                  0           0%
          Brad Krevoy                     25,000  (3)                      25,000                  0           0%
          Josephine Interrante            25,000  (4)                      25,000                  0           0%
          Eileen Potrock                  25,000  (4)                      25,000                  0           0%
          Graham P. Halky                 15,000  (4)                      15,000                  0           0%
          Jaymi R. Horn                   15,000  (4)                      15,000                  0           0%
          David Levine                    15,000  (4)                      15,000                  0           0%
          Michelle Kanter                 10,250  (5)                      10,000                  0           0%
          Joan Lambur                     10,000  (4)                      10,000                  0           0%
          Catherine Lyons                 10,000  (4)                      10,000                  0           0%
          Emilia Nuccio                   10,000  (4)                      10,000                  0           0%
          Fred Paprin                     10,000  (4)                      10,000                  0           0%
          Alise Robinson                  10,000  (4)                      10,000                  0           0%
          Kimberly Schuster               10,000  (4)                      10,000                  0           0%
          Bridgitte Occhi                  5,000  (4)                       5,000                  0           0%
          Laura Spector                    5,000  (4)                       5,000                  0           0%
          Cheryl L. Chua                   2,000  (4)                       2,000                  0           0%
          Alana Shaw                       2,000  (4)                       2,000                  0           0%
          Robert Azcuy                     1,000  (4)                       1,000                  0           0%

-----------------------

(1) Of this amount, 495,455 shares are subject to warrants issued by the Company with an exercise price of $7.9375 per share that are fully vested and expire on May 3, 2003.

(2) Of this amount, 49,545 shares are subject to warrants issued by the Company with an exercise price of $7.9375 per share that are fully vested and expire on May 3, 2003.

(3) All shares are subject to warrants issued by the Company with an exercise price of $7.9375 per share that are fully vested and expire on May 3, 2003.

(4) All shares are subject to warrants issued by the Company with an exercise price of $7.9375 per share. Such warrants become exercisable as to one-third of the shares indicated on November 15 of 1998, 1999 and 2000, and expire on May 3, 2003.

(5) Of this amount, 10,000 shares are subject to warrants issued by the Company with an exercise price of $7.9375 per share. Such warrants become exercisable as to one-third of the shares indicated on November 15, 1998, 1999 and 2000, and expire on May 3, 2003.


                              PLAN OF DISTRIBUTION

      The shares offered hereby may be sold from time to time by the Selling Shareholders, or by pledgees, donees, transferees or other successors in interest of the Selling Shareholders. Such sales may be made on the New York Stock Exchange, or otherwise, at prices and on terms then prevailing or at prices related to the then-current market prices, or in negotiated transactions at negotiated prices. The shares may be sold by one or a combination of the following: (a) a block trade in which the broker or dealer so engaged will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction; (b) purchases by a broker or dealer as principal and resale by such broker or dealer for its account pursuant to this Prospectus; (c) ordinary brokerage transactions and transactions in which the broker solicits purchasers; and (d) privately negotiated transactions. In effecting sales, brokers or dealers engaged by the Selling Shareholders may arrange for other brokers or dealers to participate. Brokers or dealers will receive commissions or discounts from Selling Shareholders in amounts to be negotiated immediately prior to the sale. The Selling Shareholders and any broker-dealers that participate in the distribution may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act, and any commission received by them and any profit on the resale of shares sold by them may be deemed to be underwriting discounts and commissions.

                                 LEGAL MATTERS

      The validity of the shares of Common Stock offered hereby will be passed upon for the Company by Honigman Miller Schwartz and Cohn, Detroit, Michigan. Alan E. Schwartz, a director of the Company, is a partner of Honigman Miller Schwartz and Cohn.

                                    EXPERTS

      The consolidated financial statements and related financial statement schedules of Handleman Company and subsidiaries incorporated by reference from the Company's Annual Report on Form 10-K for the fiscal year ended May 2, 1998, have been audited by PricewaterhouseCoopers LLP, independent auditors, as stated in their reports which are incorporated herein by reference, and have been so incorporated in reliance upon such reports given upon the authority of that firm as experts in accounting and auditing.

                               TABLE OF CONTENTS
                                                                            PAGE

Available Information.........................................................2
Incorporation of Certain Documents By Reference...............................2
The Company...................................................................3
Use of Proceeds...............................................................8
Determination of Offering Price...............................................8
Selling Shareholders..........................................................8
Plan of Distribution..........................................................9
Legal Matters.................................................................9
Experts.......................................................................9

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

         The expenses payable by the Company in connection with the issuance and distribution of the securities being registered are estimated to be as follows:
                                                                          TOTAL

Registration Fee....................................................... $ 2,755
Printing fees..........................................................   6,000
Legal fees and expenses................................................  10,000
Accounting fees and expenses...........................................  10,000
Miscellaneous..........................................................   1,245
                                                                        -------

    Total.............................................................. $30,000
                                                                        -------
ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

    Sections 561 through 571 of the Michigan Business Corporation Act provide that, with certain limitations, every corporation created under the provisions of that law shall have the power to indemnify its directors and officers against certain expenses, judgments, fines and amounts paid in settlement.

    Article VII of the Bylaws of the Company provide for the indemnification of the directors and officers of the Company to the extent authorized or permitted by the Michigan Business Corporation Act. In addition, the Articles of Incorporation of the Company limit certain personal liabilities of directors of the Company.

    The Company has obtained for itself and its officers and directors indemnity liability insurance in the amount of $25,000,000 from Federal Insurance Company for a period expiring November 1, 1998.

    For provisions regarding the indemnification of the Registrant by the Selling Shareholders, and the indemnification of the Selling Shareholders by the Registrant, against certain liabilities, including liabilities under the Securities Act of 1933, reference is made to Section 6(a) of the Registration Rights Agreement, which is filed as Exhibit 10.1 to this Registration Statement.

ITEM 16. EXHIBITS

    (a)      Exhibits

             5        Opinion of Honigman Miller Schwartz and Cohn.

             10.1 Registration Rights Agreement, executed on May 15, 1998, effective as of May 3, 1998.

             24.1     Consent of PricewaterhouseCoopers LLP.

             24.2 Consent of Honigman Miller Schwartz and Cohn (included in the opinion filed as Exhibit 5 to this Registration Statement).

ITEM 17. UNDERTAKINGS


         The undersigned Registrant hereby undertakes:

                  (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

                           (i) To include any prospectus required by section
                   10(a)(3) of the Securities Act of 1933;

                           (ii) To reflect in the prospectus any facts or
                   events arising after the effective data of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement; and

                           (iii) To include any material information with
                   respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement.

         Provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the Registration Statement is on Form S-3 or Form S-8, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Registration Statement.

                  (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post -effective amendment shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                  (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

                  (4) If the Registrant is a foreign private issuer, to file a post-effective amendment to the registration statement to include any financial statements required by Section 210.3-19 of this chapter at the start of any delayed offering or throughout a continuous offering. Financial statements and information otherwise required by Section 10(a)(3) of the Act need not be furnished, provided that the Registrant includes in the prospectus, by means of a post-effective amendment, financial statements required pursuant to this paragraph
         (a)(4) and other information necessary to ensure that all other information in the prospectus is at least as current as the date of those financial statements.

                  The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the Registration Statement shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                  Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Commission, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                  The undersigned Registrant hereby undertakes that:

                  (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance on Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b) (1) or (4), or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

                  (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

                   Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Troy, State of Michigan, on July 27, 1998.

                                HANDLEMAN COMPANY



                             By: /s/ STEPHEN STROME
                                ----------------------------------------------
                                Stephen Strome
                                President


    Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.


    /S/    DAVID HANDLEMAN                  Chairman of the Board                                  July 27    , 1998
---------------------------------------                                                         --------------
           David Handleman

    /s/    STEPHEN STROME                   President and Director                                 July 27    , 1998
---------------------------------------                                                         --------------
           Stephen Strome


    /s/    LEONARD A. BRAMS                 Senior Vice President, Finance and                     July 27    , 1998
---------------------------------------     Chief Financial Officer                             --------------
           Leonard A. Brams

    /s/    JOHN M. BARTH                    Director                                               July 27    , 1998
---------------------------------------                                                         --------------
           John M. Barth

    /s/    RICHARD H. CUMMINGS              Director                                               July 27    , 1998
---------------------------------------                                                         --------------
           Richard H. Cummings

    /s/    JAMES B. NICHOLSON               Director                                               July 27    , 1998
---------------------------------------                                                         --------------
           James B. Nicholson

    /s/    LLOYD E. REUSS                   Director                                               July 27    , 1998
---------------------------------------                                                         --------------
           Lloyd E. Reuss

    /s/    ALAN E. SCHWARTZ                 Director                                               July 27    , 1998
---------------------------------------                                                         --------------
           Alan E. Schwartz

    /s/    GILBERT R. WHITAKER              Director                                               July 27    , 1998
---------------------------------------                                                         --------------
           Gilbert R. Whitaker

                                EXHIBIT INDEX
                                -------------


Exhibit No.                             Description
-----------                             -----------

    5                   Opinion of Honigman Miller Schwartz and Cohn

   10.1 Registration Rights Agreement, executed on May 15, 1998, effective as of May 3, 1998.

   24.1                 Consent of PricewaterhouseCoopers LLP.

   24.2 Consent of Honigman Miller Schwartz and Cohn (included in the opinion filed as Exhibit 5 to this Registration Statement).